Exhibit 99.3

HUALE ACOUSTICS LIMITED

UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED

SEPTEMBER 30, 2019

HUALE ACOUSTICS LIMITED

TABLE OF CONTENTS

Pages
Pro Forma Combined Balance Sheet	F-1
Pro Forma Combined Income Statement	F-2
Notes to Pro Forma Combined Financial Statements	F-3 – F-7

HUALE ACOUSTICS LIMITED

UNAUDITED PRO FORMA COMBINED BALANCE SHEET

AS OF SEPTEMBER 30, 2019

	HAL	HGL	Pro Forma Adjustments	Notes	Pro Forma Combined
	$	$	$		$
ASSETS
Current assets:
Cash and cash equivalents	-	242,857			242,857
Other receivables	-	100,101			100,101
Prepaid expenses and other current assets	9,000	266,032	(111,703)	(b)	163,329
Total current assets	9,000	608,990			506,287

Non-current assets:
Leasehold improvements, furniture and equipment, net	-	392,011			392,011
Right-of-use assets		282,859			282,859
Goodwill	-	49,564			49,564
Total non-current assets	-	724,434			724,434
Total assets	9,000	1,333,424			1,230,721

LIABILITIES AND EQUITY
Current liabilities:
Deferred subsidy income	-	297,330			297,330
Other payables, accruals and other current liabilities	2,500	703,911			706,411
Amount due to related parties	153,188	168,732	(111,703)	(b)	210,217
Total current liabilities	155,688	1,169,973			1,213,958

Non-current liabilities
Operating lease liabilities		187,839			187,839
		187,839			187,839

Total liabilities	155,688	1,357,812			1,401,797

EQUITY
Share capital	3,625	100,000	(67,375)	(a)	36,250
Additional paid in capital	100,353	-	67,375	(a)	167,728
Foreign currency translation reserve	-	(1,351)			(1,351)
Non-controlling Interest	-	(5,872)			(5,872)
Accumulated deficit	(250,666)	(117,165)			(367,831)
Total deficit	(146,688)	(24,388)			(171,076)
Total liabilities and equity	9,000	1,333,424			1,230,721

See accompanying notes to unaudited pro forma combined financial statements.

F-1

HUALE ACOUSTICS LIMITED

UNAUDITED PRO FORMA COMBINED STATEMENTS OF OPERATIONS

FOR THE PERIOD ENDED SEPTEMBER 30, 2019

	HAL	HGL	Pro Forma Adjustments	Notes	Pro Forma Combined
	$	$	$		$
Revenue	-	371,376			371,376
Cost of revenue	-	(251,273)			(251,273)
Gross profit	-	102,103			102,103

Selling and marketing	-	4,212			4,212
General and administrative	87,364	211,471			298,835
Operating loss	(87,364)	(95,580)			(182,944)

Interest income (expense), net	-	(2,337)			(2,337)
Other income (expense), net	-	27,549			27,549
Loss before income taxes	(87,364)	(70,368)			(157,732)

Income (taxes) benefits	-	-			-
Net loss for the period	(87,364)	(70,368)			(157,732)

Foreign currency translation differences	-	(1,427)			(1,427)
Total comprehensive loss for the period	(87,364)	(71,795)			(159,159)

Loss per share:
Basic and diluted loss per share	(0.02)				(0.00)

Basic and diluted weighted average shares outstanding	3,625,000				36,250,000

See accompanying notes to unaudited pro forma combined financial statements.

F-2

HUALE ACOUSTICS LIMITED

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

1.	Organization and Principal Activities

Huale Acoustics Corporation (F.K.A ILLUMITRY CORP.) was (“the Company,” “we,” “us,” or “our”) incorporated in the State of Nevada on October 17, 2014.

On February 7, 2017 (the date of the “Change of Control”), Jaeson Cayne (“Cayne”), on behalf of and as agent for PetsZX, Inc. has acquired control of Three Million (3,000,000) restricted shares of the Company’s issued and outstanding common stock, representing approximately 82.75% of the Company’s total issued and outstanding common stock, from Arusyak Sukiasyan (“Sukiasyan”), the former officer and director of the Company, in exchange for $315,000 per the terms of a Stock Purchase Agreement by and between Cayne and Sukiasyan.

On May 31, 2017, the Company entered into an agreement to acquire approximately 98.8% of the issued and outstanding shares of PetsZX, Inc., a company affiliated with Cayne. This agreement was cancelled on September 1, 2017, pursuant to the terms of a Cancellation of Stock Purchase Agreement.

On October 6, 2017, as a result of a private transaction, the control block of voting stock of the Company represented by 3,000,000 shares of common stock was transferred from Cayne to a syndicated group of investors led by Dantong Xu (“Purchasers”). The consideration paid for the Shares, which represents 82.75% of the issued and outstanding share capital of the Company on a fully-diluted basis, was $342,000. The source of the cash consideration for the shares was personal funds of the Purchasers. In connection with the transaction, Cayne and Collin McMullen released the Company from all debts owed. The extinguishment of the Company’s accounts payable and related party note payable was recorded as of the date of the transaction.

There are no arrangements or understandings among members of both the former and new control persons and their associates with respect to the election of directors of the Company or other matters. Upon the change of control of the Company the existing director and officer resigned immediately. Accordingly, Collin McMullen, serving as the sole director and as the only officer, ceased to be the Company’s President and Principal Accounting Officer. At the effective date of the transfer, Dantong Xu(“Xu”) consented to act as the new President, CEO, CFO, Treasurer, Secretary and Chairman of the Board of Directors of the Company.

On October 26, 2017, an amendment to the Company’s Articles of Incorporation became effective with the State of Nevada. The amendment changed the name of the Company to Huale Acoustics Corporation and increased the number of authorized shares of common stock to 700,000,000 shares and preferred stock to 100,000,000 shares.

As of June 4, 2018, Dantong Xu resigned from all the positions held with the Company, including that of President, CEO, CFO, Treasurer, Secretary and Chairman of Board of Directors of the Company. The resignation was not the result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

On June 4, 2018, the Board of Director appointed Zhicheng Huang as our new Chief Executive Officer, President, Secretary, Treasurer and Chairman of Board of Directors of the Company.

On September 10, 2018, Zhicheng Huang acquired 2,250,000 shares of Common Stock from Dantong Xu, a shareholder of the Issuer for the aggregate amount of $2,250, or $0.001 per share, the par value of the Common Stock.

On April 28, 2020 (the “Closing Date”), the Company, an exempted company limited by shares under the laws of the Cayman Islands, closed on a share exchange (the “Share Exchange”) with Huale Group Co., Limited, (“HGL”), a Seychelles company limited by shares, and HGL’s shareholders, Mr. Yusheng Huang, Junzhu Co., Limited and Happyland Co., Limited (the “HGL Shareholders”). As a result, HGL is now a wholly owned subsidiary of the Company. Under the Share Exchange Agreement, the HGL Shareholders exchanged all of the shares that they held in HGL for 32,625,000 ordinary shares of the Company.

F-3

HGL was incorporated under the laws of the Republic of Seychelles on September 28th, 2016. The Company did not have operations that generated revenues and positive cash flows; however, HGL’s management has been reviewing investment opportunities.

Huale Holding Co., Limited (HHC) was incorporated under the laws of the Republic of Seychelles on May 15th, 2017. The company is an investing holding company. It is a wholly owned subsidiary of HGL. Its sole director is Huang Yusheng.

Huale (HK) Investment Co., Limited (HHK) was incorporated on September 16th, 2016 in Hong Kong with limited liability. Its original shareholder was Huang Yusheng. On May 29th, 2018, HHC and Huang Yusheng entered into an agreement whereby Huang Yusheng transferred his entire equity in the company to HHC. Therefore, HHK became a wholly owned subsidiary of HHC.

On March 27th, 2017, Qianhailewenhua Consulting Ltd. (OCM) was incorporated as a wholly owned foreign entity in the PRC. It is a wholly owned subsidiary of HHK.

On August 2, 2019, OCM entered into a share purchase agreement among Shenzhen Yeller Video & Technology Co., Ltd.’s shareholders:1) Huang Yusheng, 2) Huang Xiansheng, 3) Chen Huanwei, 4) Chen Zemin and 5) Lai Xiaopeng to purchase 80% of shares from these shareholders for RMB 5 (USD 0.72).

Shenzhen Yeller Video & Technology Co., Ltd. (Shenzhen Yeller) was incorporated under the laws of PRC on May 5th, 2017. Its primary businesses are gathering and selling high-quality audio and video products. Located in Futian District, Shenzhen, Shenzhen Yeller will also establish branches in first- and second-tier cities.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

These pro forma combined financial statements, accompanying notes, and related disclosures have been prepared on an as-if basis assuming that the reverse takeover transaction between the Company and HGL has been in effect since the beginning of the period present in the results of operations by combining the historical financial statements of the entities and eliminating any intercompany balances. Goodwill would not be recognized in this transaction, and the carrying values of the Company and HGL are their respective historical values. Actual combined results may have differed from those presented herein.

These financial statements have been prepared using the accrual basis of accounting in accordance with the generally accepted accounting principles (“GAAP”) in the United States. The Company’s fiscal year end is December 31 and the financial statements are presented in US dollars.

Basis of Pro Forma combined financial statements

These pro forma combined financial statements include the accounts of the Company and the entities listed below. All intercompany accounts and transactions have been eliminated.

F-4

Entity	Date of incorporation	Date of acquisition	Place of incorporation	Percentage of legal ownership by the Company
Huale Group Co., Limited, (HGL)	September 28th, 2016	-	Republic of Seychelles	100%
Huale Holding Co., Limited (HHC)	May 15th, 2017	-	Republic of Seychelles	100%
Huale (HK) Investment Co., Limited (HHK)	September 16th, 2016	May 29th, 2018	Hong Kong	100%
Qianhailewenhua Consulting Ltd. (OCM)	March 27th, 2017	-	PRC	100%
Shenzhen Yeller Video & Technology Co., Ltd. (Shenzhen Yeller)	May 5th, 2017	August 2, 2019	PRC	80%

Use of estimates

The preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Management makes these estimates using the best information available at the time the estimates are made; however, actual results could differ materially from those estimates.

Foreign currency translation and re-measurement

The Company translates its foreign operations to the U.S. dollar in accordance with ASC 830, “Foreign Currency Matters”.

The reporting currency for the Company and its subsidiaries is the US dollar. The Company, HGL, HHC, HHK’s functional currency is the U.S. dollar; OCM and Shenzhen Yeller use the Chinese Renminbi (“RMB”) as their functional currency.

All assets and liabilities are translated at exchange rates at the balance sheet date and revenue and expenses are translated at the average yearly exchange rates and equity is translated at historical exchange rates. Any translation adjustments resulting are not included in determining net income but are included in foreign exchange adjustment to other comprehensive income, a component of equity.

Transactions in currencies other than the functional currencies during the period are converted into the applicable functional currencies at the applicable rates of exchange prevailing at the dates of the transactions. Exchange gains and losses are recognized in the consolidated statements of operations.

The exchange rates utilized as follows:

	2019	2018
Period/ year-end RMB exchange rate	7.13596	6.86650
Average annual RMB exchange rate	6.85154	6.51236

No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at the rates used in translation.

F-5

3.	PRO FORMA ADJUSTMENTS

The pro forma adjustments are based on management preliminary estimates and assumptions that are subject to change. The following adjustments have been reflected in the unaudited pro forma condensed combined financial information:

(a) Represents (1) 32,625,000 newly-issued shares of Common Stock of the Registrant, and (2) adjusting equity for recapitalization.

(b) Represents elimination of inter-company balance.

4.	EARNINGS PER SHARE

The following table illustrates the calculation of pro forma loss per share:

Period ended September 30, 2019

Pro forma net loss	$(165,736)

Weighted-average shares outstanding:	36,250,000
Pro forma shares

Loss per share
Basic and diluted	$(0.00)

F-6

5.	GOING CONCERN

The accompanying financial statements are presented on the basis that the Company is a going concern. The going concern assumption contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

For the nine months ended September 30, 2019, the Group recognized net losses of $157,732. As of September 30, 2019, the Group had an accumulated deficit of $367,831 and a working capital deficit of $707,671.

The ability to continue as a going concern is dependent upon the Company’s profit generating operations in the future and/or obtaining the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they become due. These consolidated financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

The Company expects to finance operations primarily through cash flow from revenue and capital contributions from the Chairman of the Board. In the event that the Company requires additional funding to finance the growth of the Company’s current and expected future operations as well as to achieve our strategic objectives, the Chairman of the Board indicated the intent and ability to provide additional equity financing.

These conditions raise substantial doubt about the Company’s ability to continue as a going concern. The Company’s continuation as a going concern is dependent on the Company’s ability to meet obligations as they become due and to obtain additional equity or alternative financing required to fund operations until sufficient sources of recurring revenues can be generated. There can be no assurance that the Company will be successful in its plans described above or in attracting equity or alternative financing on acceptable terms, or if at all. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

F-7

HUALE ACOUSTICS LIMITED

UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

FOR THE YEAR ENDED

DECEMBER 31, 2018

HUALE ACOUSTICS LIMITED

TABLE OF CONTENTS

Pages
Pro Forma Combined Balance Sheet	F-1
Pro Forma Combined Income Statement	F-2
Notes to Pro Forma Combined Financial Statements	F-3 – F-6

HUALE ACOUSTICS LIMITED

UNAUDITED PRO FORMA COMBINED BALANCE SHEET

AS OF DECEMBER 31, 2018

	HAL	HGL	Pro Forma Adjustments	Notes	Pro Forma Combined
	$	$	$		$
ASSETS
Current assets:
Cash and cash equivalents	-	137,293			137,293
Other receivables	12,000	-			12,000
Prepaid expenses and other current assets	-	15,000	(15,000)	(b)	-
Total current assets	12,000	152,293			149,293

Non-current assets:
Goodwill	-	41			41
Total non-current assets	-	41			41
Total assets	12,000	152,334			149,334

LIABILITIES AND EQUITY
Current liabilities:
Other payables and accruals	20,000	12,830			32,830
Amount due to related parties	51,324	79,717	(15,000)	(b)	116,041
Total current liabilities	71,324	92,547			148,871
Total liabilities	71,324	92,547			148,871

EQUITY
Share capital	3,625	100,000	(67,375)	(a)	36,250
Additional paid in capital	100,353	-	67,375	(a)	167,728
Foreign currency translation reserve	-	(194)	-		(194)
Accumulated deficit	(163,302)	(40,019)	-		(203,321)
Total deficit	(59,324)	59,787			463
Total liabilities and equity	12,000	152,334	-		149,334

See accompanying notes to unaudited pro forma combined financial statements.

F-1

HUALE ACOUSTICS LIMITED

UNAUDITED PRO FORMA COMBINED STATEMENTS OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2018

	HAL	HGL	Pro Forma Adjustments	Notes	Pro Forma Combined
	$	$			$
Revenue	-	-			-
Cost of revenue	-	-			-
Gross profit	-	-			-

Selling and marketing	-	-			-
General and administrative	49,436	40,232			89,668
Operating loss	(49,436)	(40,232)			(89,668)

Interest income		213			213
Other expenses, net	-	-			-
Profit (Loss) before income taxes	(49,436)	(40,019)			(89,455)

Income (taxes) benefits	-	-			-
Net loss for the year	(49,436)	(40,019)			(89,455)

Foreign currency translation differences	-	(194)			(194)
Total comprehensive loss for the year	(49,436)	(40,213)			(89,649)

Loss per share:
Basic and diluted loss per share	(0.01)				0.00

Basic and diluted weighted average shares outstanding	3,625,000				36,250,000

See accompanying notes to unaudited pro forma combined financial statements.

F-2

HUALE ACOUSTICS LIMITED

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

1.	Organization and Principal Activities

Huale Acoustics Corporation (F.K.A ILLUMITRY CORP.) was (“the Company,” “we,” “us,” or “our”) incorporated in the State of Nevada on October 17, 2014.

On February 7, 2017 (the date of the “Change of Control”), Jaeson Cayne (“Cayne”), on behalf of and as agent for PetsZX, Inc. has acquired control of Three Million (3,000,000) restricted shares of the Company’s issued and outstanding common stock, representing approximately 83% of the Company’s total issued and outstanding common stock, from Arusyak Sukiasyan (“Sukiasyan”), the former officer and director of the Company, in exchange for $315,000 per the terms of a Stock Purchase Agreement by and between Cayne and Sukiasyan.

On May 31, 2017, the Company entered into an agreement to acquire approximately 98.8% of the issued and outstanding shares of PetsZX, Inc., a company affiliated with Cayne. This agreement was cancelled on September 1, 2017, pursuant to the terms of a Cancellation of Stock Purchase Agreement.

On October 6, 2017, as a result of a private transaction, the control block of voting stock of the Company represented by 3,000,000 shares of common stock was transferred from Jaeson Cayne to a syndicated group of investors led by Dantong Xu (“Purchasers”). The consideration paid for the Shares, which represents 83% of the issued and outstanding share capital of the Company on a fully-diluted basis, was $342,000. The source of the cash consideration for the shares was personal funds of the Purchasers. In connection with the transaction, Jaeson Cayne and Collin McMullen released the Company from all debts owed. The extinguishment of the Company’s accounts payable and related party note payable was recorded as of the date of the transaction.

There are no arrangements or understandings among members of both the former and new control persons and their associates with respect to the election of directors of the Company or other matters. Upon the change of control of the Company the existing director and officer resigned immediately. Accordingly, Collin McMullen, serving as the sole director and as the only officer, ceased to be the Company’s President and Principal Accounting Officer. At the effective date of the transfer, Dantong Xu(“Xu”) consented to act as the new President, CEO, CFO, Treasurer, Secretary and Chairman of the Board of Directors of the Company.

On October 26, 2017, an amendment to the Company’s Articles of Incorporation became effective with the State of Nevada. The amendment changed the name of the Company to Huale Acoustics Corporation and increased the number of authorized shares of common stock to 700,000,000 shares and preferred stock to 100,000,000 shares.

As of June 4, 2018, Dantong Xu resigned from all the positions held with the Company, including that of President, CEO, CFO, Treasurer, Secretary and Chairman of Board of Directors of the Company. The resignation was not the result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

On June 4, 2018, the Board of Director appointed Zhicheng Huang as our new Chief Executive Officer, President, Secretary, Treasurer and Chairman of Board of Directors of the Company.

On September 10, 2018, Zhicheng Huang acquired 2,250,000 shares of Common Stock from Dantong Xu, a shareholder of the Issuer for the aggregate amount of $2,250, or $0.001 per share, the par value of the Common Stock.

On April 28, 2020 (the “Closing Date”), the Company, an exempted company limited by shares under the laws of the Cayman Islands, closed on a share exchange (the “Share Exchange”) with Huale Group Co., Limited, (“HGL”), a Seychelles company limited by shares, and HGL’s shareholders, Mr. Yusheng Huang, Junzhu Co., Limited and Happyland Co., Limited (the “HGL Shareholders”). As a result, HGL is now a wholly owned subsidiary of the Company. Under the Share Exchange Agreement, the HGL Shareholders exchanged all of the shares that they held in HGL for 32,625,000 ordinary shares of the Company.

F-3

HGL was incorporated under the laws of the Republic of Seychelles on September 28th, 2016. The Company did not have operations that generated revenues and positive cash flows; however, HGL’s management has been reviewing investment opportunities.

Huale Holding Co., Limited (HHC) was incorporated under the laws of the Republic of Seychelles on May 15th, 2017. The company is an investing holding company. It is a wholly owned subsidiary of HGL. Its sole director is Huang Yusheng.

Huale (HK) Investment Co., Limited (HHK) was incorporated on September 16th, 2016 in Hong Kong with limited liability. Its original shareholder was Huang Yusheng. On May 29th, 2018, HHC and Huang Yusheng entered into an agreement whereby Huang Yusheng transferred his entire equity in the company to HHC. Therefore, HHK became a wholly owned subsidiary of HHC.

On March 27th, 2017, Qianhailewenhua Consulting Ltd. (OCM) was incorporated as a wholly owned foreign entity in the PRC. It is a wholly owned subsidiary of HHK.

On August 2, 2019, OCM entered into a share purchase agreement among Shenzhen Yeller Video & Technology Co., Ltd.’s shareholders:1) Huang Yusheng, 2) Huang Xiansheng, 3) Chen Huanwei, 4) Chen Zemin and 5) Lai Xiaopeng to purchase 80% of shares from these shareholders for RMB 5 (USD 0.72).

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

These pro forma combined financial statements, accompanying notes, and related disclosures have been prepared on an as-if basis assuming that the reverse takeover transaction between the Company and HGL has been in effect since the beginning of the period present in the results of operations by combining the historical financial statements of the entities and eliminating any intercompany balances. Goodwill would not be recognized in this transaction, and the carrying values of the Company and HGL are their respective historical values. Actual combined results may have differed from those presented herein.

These financial statements have been prepared using the accrual basis of accounting in accordance with the generally accepted accounting principles (“GAAP”) in the United States. The Company’s fiscal year end is December 31 and the financial statements are presented in US dollars.

Basis of Pro Forma combined financial statements

These pro forma combined financial statements include the accounts of the Company and the entities listed below. All intercompany accounts and transactions have been eliminated.

F-4

Entity	Date of incorporation	Date of acquisition	Place of incorporation	Percentage of legal ownership by the Company
Huale Group Co., Limited, (HGL)	September 28th, 2016	-	Republic of Seychelles	100%
Huale Holding Co., Limited (HHC)	May 15th, 2017	-	Republic of Seychelles	100%
Huale (HK) Investment Co., Limited (HHK)	September 16th, 2016	May 29th, 2018	Hong Kong	100%
Qianhailewenhua Consulting Ltd. (OCM)	March 27th, 2017	-	PRC	100%

Use of estimates

The preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Management makes these estimates using the best information available at the time the estimates are made; however, actual results could differ materially from those estimates.

Foreign currency translation and re-measurement

The Company translates its foreign operations to the U.S. dollar in accordance with ASC 830, “Foreign Currency Matters”.

The reporting currency for the Company and its subsidiaries is the US dollar. The Company, HGL, HHC, HHK’s functional currency is the U.S. dollar; and OCM use the Chinese Renminbi (“RMB”) as their functional currency.

All assets and liabilities are translated at exchange rates at the balance sheet date and revenue and expenses are translated at the average yearly exchange rates and equity is translated at historical exchange rates. Any translation adjustments resulting are not included in determining net income but are included in foreign exchange adjustment to other comprehensive income, a component of equity.

Transactions in currencies other than the functional currencies during the year are converted into the applicable functional currencies at the applicable rates of exchange prevailing at the dates of the transactions. Exchange gains and losses are recognized in the consolidated statements of operations.

The exchange rates utilized as follows:

	2018	2017
Year-end RMB exchange rate	6.87644 6.61464	6.75628 6.56040
Average annual RMB exchange rate

No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at the rates used in translation.

F-5

3.	PRO FORMA ADJUSTMENTS

The pro forma adjustments are based on management preliminary estimates and assumptions that are subject to change. The following adjustments have been reflected in the unaudited pro forma condensed combined financial information:

(a)	Represents (1) 32,625,000 newly-issued shares of Common Stock of the Registrant, and (2) adjusting equity for recapitalization.
(b)	Represents elimination of inter-company balance.

4.	EARNINGS PER SHARE

The following table illustrates the calculation of pro forma loss per share:

Year ended December 31, 2018

Pro forma net loss	$(89,455)
Weighted-average shares outstanding:
Pro forma shares	36,250,000
Loss per share
Basic and diluted	$(0.00)

5.	GOING CONCERN

The accompanying financial statements are presented on the basis that the Company is a going concern. The going concern assumption contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

For the year ended December 31, 2018, the Group recognized net losses of $89,455. As of December 31, 2018, the Group had an accumulated deficit of $203,321 and a working capital surplus of $422.

The ability to continue as a going concern is dependent upon the Company’s profit generating operations in the future and/or obtaining the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they become due. These consolidated financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

The Company expects to finance operations primarily through cash flow from revenue and capital contributions from the Chairman of the Board. In the event that the Company requires additional funding to finance the growth of the Company’s current and expected future operations as well as to achieve our strategic objectives, the Chairman of the Board indicated the intent and ability to provide additional equity financing.

These conditions raise substantial doubt about the Company’s ability to continue as a going concern. The Company’s continuation as a going concern is dependent on the Company’s ability to meet obligations as they become due and to obtain additional equity or alternative financing required to fund operations until sufficient sources of recurring revenues can be generated. There can be no assurance that the Company will be successful in its plans described above or in attracting equity or alternative financing on acceptable terms, or if at all. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

F-6